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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of January 2011

Commission File Number: 0-31100

KISKA METALS CORPORATION
Suite 575, 510 Burrard Street Vancouver, B.C. V6C 3A8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ¨

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ¨  No  ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):       82-

March 17, 2011 BY SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission

The Manitoba Securities Commission

Ontario Securities Commission

New Brunswick Securities Commission

Nova Scotia Securities Commission

Prince Edward Island Securities Office

Government of Newfoundland and Labrador

Dear Sirs/Mesdames:

Re:

Kiska Metals Corporation (the “Company”) - Filing of Final Prospectus

We refer to the final short form prospectus of the Company dated March 17, 2011 (the “Prospectus”).

We hereby consent to the use of our firm name in the Prospectus, as set forth on page 3 of the Prospectus and under the heading “Interest of Experts”.

We confirm that we have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that are derived from our statements referred to above or that are within our knowledge as a result of the services we performed in connection with the preparation of our statements.

This letter is solely for the information of the addresses and is not to be referred to in whole or in part in the Prospectus or any other similar document and is not relied upon for any other purpose.

Yours truly,

McCULLOUGH O’CONNOR IRWIN LLP

(signed) “McCullough O’Connor Irwin LLP”